Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited - Canadian Dollars)


                                               June 30, 2006 September 30,2005
-------------------------------------------------------------------------------
ASSETS
 Current Assets
  Cash and cash equivalents                           $3,957           $51,085
  GST refundable                                       2,128            10,330
  Other receivable                                      -               18,207
  Prepaid expenses and deposits                         -                1,503
-------------------------------------------------------------------------------
                                                       6,085            81,125

Equipment (Note 2)                                     1,647             2,096
MINERAL PROPERTIES (Note 3)                           77,734            50,407
-------------------------------------------------------------------------------
                                                     $85,466          $133,628

LIABILITIES

 Current Liabilities
  Accounts payable and accrued liabilities          $195,637          $148,496
  Loans payable                                         -              254,211
-------------------------------------------------------------------------------
                                                     195,637           402,707

 Convertible loans (Note 5)                          367,748              -
-------------------------------------------------------------------------------
                                                     563,385           402,707


SHAREHOLDERS' EQUITY
  Capital stock
    Authorized unlimited common shares
    of no par value
  Issued and outstanding (Note 6)                 33,965,311        33,615,191
  Contributed surplus                              3,008,754         3,008,754
  Deficit accumulated during exploration stage   (37,451,984)      (36,893,024)
-------------------------------------------------------------------------------
                                                    (477,919)         (269,079)
-------------------------------------------------------------------------------
                                                     $85,466          $133,628
-------------------------------------------------------------------------------





Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operation and Deficit
(Unaudited - Canadian Dollars)

                                For the three months For the nine months ended
                                      ended June 30              ended June 30
                                     2006         2005        2006       2005
-------------------------------------------------------------------------------
Administrative expenses

  Accounting and lega                 1,815     14,013      13,607      38,862
  Amortization                          149        210         447         630
  Consulting fees                    33,000       -        203,350      54,000
  Exploration                          -        10,563       -          12,563
  Financing costs                      -          -        165,000        -
  Foreign exchange loss                 970      7,485         970       7,485
  Interest and bank charges              24      6,371      88,952      15,736
  Management fees                    15,000       -         45,000      18,000
  Office and miscellaneous            5,150      2,196      18,120       6,661
  PUblic relations                    5,850       -          8,676       2,274
  Reuglatory and transfer agent       2,216        994       9,594      11,455
  Stock-based compensation             -          -           -        671,042
  Telephone                            -           299         624       1,439
  Travel and promotino                4,620      2,400       4,620       6,790
-------------------------------------------------------------------------------
Net loss for the period             (68,794)   (44,531)   (558,960)   (846,937)


Deficit, beginning of period  (37,383,190) (36,916,574)(36,893,024)(36,114,168)

-------------------------------------------------------------------------------

Deficit, end of period  $(37,451,984) $(36,961,105) $(37,451,984) $(36,961,105)
-------------------------------------------------------------------------------

loss per share               $ -         $ -         $(0.04)        $(0.07)
------------------------------------------------------------------------------



Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statement of Shareholders' Equity (Deficiency)
(Unaudited - Canadian Dollars)

                      Number of  Common Shares   Contributed  Deficit     Total
                       shares    issued and      surplus      accumulated
                                 fully paid      and equity   during the
                                                 portion of   exploration
                                                 convertibel  stage
                                                 debentures
-------------------------------------------------------------------------------
Balance,
December 1991            -           $-           $-           $-         $-

Issuance of shares for cash
 Private placement      1,280,001    159,500     -            -       159,500
 Loss for the period                                     (32,080)     (32,080)
-------------------------------------------------------------------------------
Balance,
September30, 1992       1,280,001    159,500     -       (32,080)     127,420
-------------------------------------------------------------------------------

Issuance of shares for cash
 By way of prospectus     600,000    360,000     -            -        360,000
 Exercise of options      112,000     67,200     -            -         67,200
 Exercise of warrants     100,000     60,000     -            -         60,000
Issuance of shares
 for property             150,000     90,000     -            -         90,000
Share issue costs           -        (83,205)    -            -        (83,205)
Loss for the year           -          -         -       (105,902)    (105,902)
-------------------------------------------------------------------------------
Balance,
September 30, 1993      2,242,001    653,495     -       (137,982)     515,513
-------------------------------------------------------------------------------

Issuance of shares for cash
 Private placement        400,000    576,000    -            -         576,000
 Share issue costs         -         (60,622)   -            -         (60,622)
Loss for the year          -          -         -        (403,571)    (403,571)
-------------------------------------------------------------------------------
Balance,
September 30, 1994      2,642,001  1,168,873    -        (541,553)     627,320
-------------------------------------------------------------------------------

Issuance of shares for cash
 Private placement        418,000  1,121,400    -            -       1,121,400
 Exercise of options      204,000    347,440    -            -         347,440
Issuance of shares for
 finders fees              35,069     99,570    -            -          99,570
Share issue costs          -        (108,570)   -            -        (108,570)
Loss for the year          -         -          -        (343,044)    (343,044)
-------------------------------------------------------------------------------
Balance,
September30,1995        3,299,070  2,628,713    -        (884,597)   1,744,116
-------------------------------------------------------------------------------


Issuance of shares for cash

 Private placement      1,488,000  6,178,000    -            -       6,178,000
 Exercise of options    1,128,584  4,161,930    -            -       4,161,930
Issuance of shares for
 finders fees              75,624    197,379    -            -         197,379
Share issue costs           -       (365,874)   -            -        (365,874)
Loss for the year           -            -      -      (1,533,474)  (1,533,474)
-------------------------------------------------------------------------------
Balance,
September30,1996        5,991,278 12,800,148    -     (2,418,071)  10,382,077
-------------------------------------------------------------------------------


Issuance of shares for cash

 Exercise of options      243,000    639,730    -            -         639,730
 Exercise of warrants     845,447  3,696,723    -            -       3,696,723
Issuance on conversion
 of debt                2,464,950  4,821,079    -            -       4,821,079
Issuance of common
 shares for acqusition
 of subsidiary            171,282  1,124,745    -            -       1,124,745

Issuance of shares for
 finders fee               65,298    457,086    -            -         457,086
Share issue costs           -       (472,562)   -            -        (472,562)
Equity portion of
 convertible debentures     -            -    169,760        -         169,760
Loss for the year           -            -      -      (2,822,786)  (2,822,786)
-------------------------------------------------------------------------------
Balance,
September30,1997        9,781,255 23,066,949 169,760   (5,240,857)  17,995,852
-------------------------------------------------------------------------------

Contingent consideration on
 acquisition of subsidiary  -     (1,086,901)    -           -      (1,086,901)
Issued on conversion
 of debt                  277,776   261,679  (59,219)       -         202,460
-------------------------------------------------------------------------------
                       10,059,031 22,241,727  110,541  (5,240,857)  17,111,411
Captial stock
 consolidation (7:5:1) (8,717,827)      -       -            -           -
Issued on conversion
 of debt                  221,234    519,691 (110,541)       -         409,150

Issued on settlement
 of debt                  550,000    111,152    -            -         111,152
Loss for year               -           -       -     (20,236,904) (20,236,904)
-------------------------------------------------------------------------------
Balance,
September30,1998        2,112,438 22,872,570 (110,541)(25,477,761)  (2,605,191)
-------------------------------------------------------------------------------
Issued on settlement
 of debt                1,433,364  1,604,029    -           -        1,604,029
Loss for the year          -           -        -        (706,147)    (706,147)
-------------------------------------------------------------------------------
Balance,
September30,1999        3,545,802 24,476,599    -     (26,183,908)  (1,707,309)
-------------------------------------------------------------------------------

Issuance of shares for cash

 Exercise of options       24,100     56,321    -            -          56,321
 Exercise of warrants     227,273    370,612    -            -         370,612
Issued on conversion of
 debt                   1,830,073  1,078,550    -            -       1,078,550
Issued on settlement of
 debt                     220,748    489,660    -            -         489,660
Subscriptions received in
 advance                             369,875    -            -         369,875
Share issue costs           -        (74,141)   -            -         (74,141)
Loss for the year           -            -      -       (438,663)     (438,663)
-------------------------------------------------------------------------------
Balance,
September30,2000        5,847,996 26,767,476     -   (26,622,571)      144,905
-------------------------------------------------------------------------------

Issuance of shares for cash

 Private placement      2,000,000    456,840    -            -         456,840
Issued for subscription
 received in advance      227,273    369,875    -            -         369,875
Subscription received in
 advance                    -       (369,875)   -            -        (369,875)
Issued on acqusition of
 equity investment        500,000    192,075    -            -         192,075
Issued on settlement
 of debt                  914,670    502,784    -            -         502,784
Share issue costs           -        (45,492)   -            -         (45,492)
Loss for the year           -            -      -      (1,822,692)  (1,822,692)
-------------------------------------------------------------------------------
Balance,
September30,2001        9,489,939 27,873,683    -     (28,445,263)    (571,580)
-------------------------------------------------------------------------------

Loss for the year           -           -       -        (319,713)    (319,713)
-------------------------------------------------------------------------------
Balance,
September30,2002        9,489,939 27,873,683    -     (28,764,976)    (891,293)
-------------------------------------------------------------------------------

Loss for the year           -           -       -         (47,171)     (47,171)
-------------------------------------------------------------------------------
Balance,
September30,2003        9,489,939 27,873,683    -     (28,812,147)    (938,464)
-------------------------------------------------------------------------------

Issuance of shares for cash

 Private placement      1,797,674  1,299,990    -            -       1,299,990
Issued on conversion
 of debt                  652,000    432,000    -            -         432,000
Acquisition of Brazil
 Gold Ltda.             2,000,000  4,050,000    -            -       4,050,000
Share issue costs           -       (135,690)   -            -        (135,690)
Contributed surplus         -          -     2,429,100       -       2,429,100
Loss for the year           -          -        -      (7,302,024)  (7,302,024)
------------------------------------------------------------------------------
Balance,
September30,2004       13,939,613 33,519,983 2,429,100 (36,114,171)   (165,088)
-------------------------------------------------------------------------------

Issuance of shares for cash
 Private placement - shares
  issued due to repricing 302,326      -        -            -            -
Acquisition of Gladys
 Lake option               50,000     18,504    -            -          18,504
Issued on conversion of
 debt                     180,000     76,704    -            -          76,704
Contributed surplus         -          -       579,654       -         579,654
Loss for the year           -          -        -        (778,853)    (778,853)
------------------------------------------------------------------------------
Balance,
September30,2005       14,471,939 33,615,191 3,008,754 (36,893,024)   (269,079)
-------------------------------------------------------------------------------
warrant shares issued     257,812    165,000        -            -     165,100
Acquisition of Gladys
 Lake option               50,000     10,500    -            -          10,500
Issued on conversion
 of debt                  861,000    174,620    -            -         174,620
Loss for the year           -          -        -         (558,960)   (558,960)
------------------------------------------------------------------------------
Balance,
June 30,2006           15,640,751 33,965,311 3,008,754 (37,451,984)   (477,919)
-------------------------------------------------------------------------------



Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited - Canadian Dollars)


                                For the three months For the nine months ended
                                     ended June 30               ended June 30
                                     2006         2005         2006       2005
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss fro the period       $(63,794)     $(44,531)    $(558,960)  $(846,937)
Items not involving cash:
 Amortization                      149           210           447         630
 Stock-based compensation         -             -             -        671,042
 Shares issued for debt        174,620        76,704       174,620      76,704
 Shares issued for Glady Lake
  option                        10,500          -           10,500        -
Exercise of cashless warrants     -             -          165,000        -

Change in non-cash
 working capital
 GST refundable and other
  receivables                    6,051       (1,784)        26,409     (6,361)
 Prepaid and deposits             -             -            1,503       -
 Accounts payable and
  accrued liabilities           52,078      173,138         47,143     134,063
-------------------------------------------------------------------------------
Net cash used in
 operating activities          174,604      203,737       (133,338)     29,141
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
 Advances from related parties    -            -              -       (267,848)
 Convertible loans            (170,000)        -           367,748        -
 Loans payable                    -        (240,101)      (254,211)       -
-------------------------------------------------------------------------------
Net cash provided from (used in)
 financing activities         (170,000)    (240,101)       113,537    (267,848)
-------------------------------------------------------------------------------

INVESTING ACTIVITIES

 Expenditures on mineral
  properties                   (10,500)        -         (27,327)      (10,000)
-------------------------------------------------------------------------------
Net cash used in investing
 activities                    (10,500)        -         (27,327)      (10,000)

Change in cash and cash
 equivalents                    (5,896)     (36,364)     (47,128)     (248,707)

Cash and cash equivalents
 at beginning of period          9,853       92,044       51,085       304,387
-------------------------------------------------------------------------------
Cash and cash equivalents
 at end of period               $3,957      $55,680       $3,957       $55,680
-------------------------------------------------------------------------------



Globetech Ventures Corp.
Notes to Consolidated Financial Statements
June 30, 2006
(in Canadian dollars)
(unaudited)


1.   Nature of Operations and significant accounting policies


The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources. During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations. The Company is currently pursuing and evaluating potential business ventures in the mineral field.


These interim consolidated financial statements should be read in conjunction with the audited September 30, 2005 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2005 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.


2.    Equipment

 	      For the nine months ended June 30, 2006	  September 30, 2005

 	 	       Cost    Accumulated    Net book     Net book
                              amortization     value	    value
-----------------------------------------------------------------------------
 Office equipment     $5,222	 $4,948	      $274	    $323
 Computer equipment   26,313     24,940	      1,373	   1,773
-----------------------------------------------------------------------------
 	             $31,535	$29,888	     $1,647	  $2,096
-----------------------------------------------------------------------------


3.   Mineral Properties and Deferred Resource Property Expenditures


On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.
The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.
The Company has issued a total of 100,000 shares to the vendor. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.
The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was paid.


The balance of payments and schedule of share issuances is as follows:

       Date	          Amount	     Shares
--------------------------------------------------------------------
 March 21, 2007           $20,000             50,000
 March 21, 2008            25,000            100,000
 March 21, 2009	           25,000            150,000



The Company has incurred the following costs on the Gladys Lake property:

                         June 30, 2006           September 30, 2005
------------------------------------------------------------------------
 Acquisition costs           $54,004                      $28,504

 Exploration costs
  Report                      13,199                       13,161
  Assessment work              1,789                         -
  Geologist                    4,000                        4,000
  Transportation               4,742                        4,742
------------------------------------------------------------------------
Total                        $77,734                      $50,407



4.   Related Parties


The Company has entered into the following transactions with related parties:


 	           For the three months ended      For the three months ended
                                June 30, 2006                   June 30, 2005
-----------------------------------------------------------------------------
  Management fees to officers
   of the Company                   $45,000                         $18,000

   Included in accounts payable is $82,231 due to a director.


5.   Convertible Loans

     Agreements have been negotiated with two old creditors to issue shares at $0.20 USD to retire indebtedness of $367,748.



6.   Share Capital

 a)  Common Shares

     The authorized share capital of the Company is unlimited without par value.


 b)  Issued
                                         Number of shares   Share Capital
     --------------------------------------------------------------------
     Balance, Setember 30, 2005          14,471,939          $33,615,191
     warrant shares issued (Note 6d)        257,812   $0.64      165,000
     Shares for property option              50,000    0.21       10,500
     Shares issued for debt                 861,000    0.20      174,620
     Balance, June 30, 2006              15,640,751          $33,965,311


 C)  Stock Options
     The Company has adopted an incentive stock option plan (the "Plan").
     The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

     The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:


     Outstanding and              Number of     Weighted average
     exercisable                  options       exercise price
     at Setepmber 30, 2005        2,100,000     US$0.54
     Options granted                   -           -
     Option cancelled/expired          -           -
     Options exercised                 -           -
     Outstanding and exercisable
     at June 30, 2006             2,100,000     US$0.54



    The Company had 2,100,000 stock options of which 1,700,000 were granted on February 3,2005 that expire on February 3,2008 and 400,000 were granted on March 12, 2004, expiring on March 12, 2008.


    The following table summarizes information about fixed stock options outstanding at June 30, 2006:


                          Options Outstanding        Options Exercisable
     -------------------------------------------------------------------------
                               Weighted       Weighted               Weighted
                 Number        average        average   Number       average
    Range of     Outstanding   remaining      exercise  exercisable  exercise
    exercise     June 30,     contractual    price      31,    price
    prices (USD$)      2006    life (years)   (USD$)         2006    (USD$)
    --------------------------------------------------------------------------
    $0.30-$1.75    2,100,000      3.3           $0.54     2,100,000     $0.54



 d)  Warrants


     Pursuant to a convertible debenture agreement dated July 28, 2004 the holders held 1,000,000 warrants to purchase shares at $0.475 USD per share and exercised their right to obtain 257,812 cashless warrants in lieu of exercising the 1,000,000 warrants. The Company issued 257,812 shares at a deemed value of $0.64 USD per share.

     At June 30, 2006, the Company had 600,000 (2005 - 2,100,000) common share purchase warrants outstanding to purchase 1,100,000 common shares of the Company.

     Issue date       Warrants outstanding   Purchase price   Expiry date
     ----------------------------------------------------------------------
     June 30, 2004    300,000                USD$1.00         June 30, 2007
     April 23, 2004   300,000                USD$1.00         April 23,2007



7.   Contingencies

     The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non-performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00. The outcome is not determinable.